UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

under the securities exchange act of 1934

AmeriServ Financial, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03074A102
(CUSIP Number)

August 8, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03074A102	SCHEDULE 13G	Page 2 of 5 Pages

1.	name of reporting person: SB Value Partners, L.P.
2.	check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	citizenship or place of organization: Texas
number of shares beneficially owned by each reporting person with:	5.	sole voting power 1,320,760
	6.	shared voting power 0
	7.	sole dispositive power 1,320,760
	8.	shares dispositive power 0
9.	aggregate amount beneficially owned by each reporting person: 1,320,760
10.	check if the aggregate amount in row (9) excludes certain shares (see instructions): ☐
11.	percent of class represented by amount in row (9): 7.7%(1)
12.	type of reporting person (see instructions): PN, IA

(1)

The percentage reported in this Schedule 13G is based upon 17,147,270 shares of common stock outstanding according to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 filed by the Issuer with the U.S. Securities and Exchange Commission on August 10, 2023.

CUSIP No. 03074A102	SCHEDULE 13G	Page 3 of 5 Pages

Item 1.	(a) Name of Issuer: AmeriServ Financial, Inc. (b) Address of Issuer’s Principal Executive Offices: Main & Franklin Streets, P.O. Box 430 Johnstown, Pennsylvania 15907-0430

Item 2.

(a)     Name of Person Filing

This Schedule 13G is filed by SB Value Partners, L.P. (the “Reporting Person).

(b)    Address of principal business office or, if none, residence:

The address of the business office of the Reporting Person is:

c/o SB Value Partners, L.P.
1903 San Pedro Ave.

San Antonio, Texas 78212-3310

(c)     Citizenship:

The Reporting Person is a limited partnership formed under the laws of the State of Texas.

(d)    Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

(e)    CUSIP Number:

03074A102

CUSIP No. 03074A102	SCHEDULE 13G	Page 4 of 5 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐ A non-U.S. institution in accordance with section 240.13d-1(b)(ii)(J).
(k)	☐ Group, in accordance with section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.	Ownership.

The Reporting Person beneficially owns the following number of shares of Common Stock and the following percentage of all outstanding shares of Common Stock:

(a)	Amount beneficially owned: 1,320,760
(b)	Percent of class: 7.7%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 1,320,760
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 1,320,760
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

CUSIP No. 03074A102	SCHEDULE 13G	Page 5 of 5 Pages

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.

Certifications.

The Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2023

SB VALUE PARTNERS, L.P.

By: /s/ Bryan Abbott
Name: Bryan Abbott
Title: Chief Compliance Officer